3/18/2002

02019325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farmers Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~2423 Galena Avenue~~
(No. and Street)

Simi Valley, (City) CA (State) 93065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven K. Klein (805) 306-3432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles, (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bardea C. Huppert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farmers Financial Solutions, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(None)

AZIE A. AVANIAN
Commission # 1267237
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2004

Signature

Chief Operating Officer, Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farmers Financial Solutions, LLC
(A wholly Owned Subsidiary of FFS Holding, LLC)
Report on Statement of Financial Condition
December 31, 2001

Farmers Financial Solutions, LLC
(A wholly Owned Subsidiary of FFS Holding, LLC)
Table of Contents to Financial Statement
December 31, 2001

	Page
Report of Independent Accountants	1
Statement of Financial Condition	2
Notes to Financial Statement	3-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071-3405
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Accountants

To the Board of Directors and Owner of
Farmers Financial Solutions, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Farmers Financial Solutions, LLC (a wholly owned subsidiary of FFS Holdings, LLC) (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Farmers Financial Solutions, LLC
(A wholly Owned Subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2001
(Amounts in Thousands)

Assets

Cash and cash equivalents	$ 7,045
Commissions and fees receivable	373
Total assets	$ 7,418

Liabilities and Member's Equity

Liabilities:	
Commissions payable	$ 580
Member's capital:	
Member's capital	4,000
Retained earnings	2,838
Total member's capital	6,838
Total liabilities and member's capital	$ 7,418

The accompanying notes are an integral part of these financial statements.

Farmers Financial Solutions, LLC
(A wholly Owned Subsidiary of FFS Holding, LLC)
Notes to Financial Statement

1. Organization

Background

Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance company ("Mid-Century"), which is a member of the Farmers Property and Casualty Group (the "P&C Group"), which is comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), various stock insurance subsidiary companies, Farmers Texas County Mutual Insurance Company, and Farmers Reinsurance Company ("Farmers Re"). The P&C Group's policies are marketed through its captive agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the P&C Group. Except for Farmers Re, the members of the P&C Group are not owned in whole or in part by FGI. FGI is owned by Zurich Financial Services ("Zurich"), a Swiss company headquartered in Zurich, which also owns Scudder Kemper Investments ("SKI"), Kemper Distributions, Inc. ("KDI"), and Kemper Investors Life Insurance Company ("KILIC").

Nature of Operations

The Company functions as the broker-dealer for the captive agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and FIE, Fire, and Truck. The Company is the distributor of variable annuity contracts and variable life insurance contracts issued by Farmers Life or KILIC, private label funds managed by SKI, and mutual funds sponsored by non-affiliates.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). In the normal course of business, the Company's customer activities involve the execution and settlement of securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligation. The Company's operations and activities also expose it to error and/or omission risks in fulfilling its responsibilities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents

The Company invests certain cash balances in money market funds. Management considers these investments to be cash equivalents for the purposes of these financial statements. These investments are carried at cost, which approximates fair value.

Securities Transactions

All securities transactions for the account of the Company and its customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded when the policy is issued.

Income Taxes

The Company is organized as a limited liability company for federal and state income tax purposes. Accordingly, the Company has no liability for federal income taxes. All income taxes including California franchise taxes are the responsibility of the Parent as described in Note 3.

Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions With Affiliates

The Parent provides management, general, and administrative services to the Company and is responsible for the Company's income taxes. The Parent does not charge the Company a management fee or otherwise seek reimbursement from the Company for the cost for these services.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2001, the Company had net capital of $6,378,000, which was $6,128,000 in excess of the amount required.